November 2, 2007

Mail Stop 4561

Robert J. McCormick
President and Chief Executive Officer
Trustco Bank Corp NY
5 Sarnowski Drive
Glenville, New York 12302
By U.S. Mail and facsimile to (518) 381-3668

Re: Trustco Bank Corp NY
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
File No. 000-10592

Dear Mr. McCormick:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006
Audited Financial Statements
Notes to Consolidated Financial Statements
(2) Adoption of New Accounting Pronouncements, page 36

1. We note your disclosure surrounding your adoption of SAB No. 108 and the corresponding adjustment to opening retained earnings for fiscal year 2006 as it relates to the cumulative effect reduction of the allowance for loan losses. Please tell us the following:
   * How you determined the misstatement of the provision / allowance for loan losses was not considered material to the Company's financial statements for any of the

prior periods (i.e., fiscal years or quarters) under the previously applied rollover approach. As support for this conclusion, consider providing a SAB 99 analysis with your response;

- How you distinguished and quantified the SAB 108 adjustment from the credits to the provision recorded in fiscal year 2006 and 2005; and

- How you determined that the SAB 108 adjustment did not require correction of prior year financial statements. Refer to Interpretive Response to Question 2 of SAB No. 108.

2. As a related matter, we note that the above mentioned misstatement occurred primarily as a result of the Company's extrapolation of historical loan loss experience over the future expected lives of the respective loan portfolios (also known as "life of loan" approach), and the fact that the Company did not consider qualitative factors which impact credit quality. To help us better understand your allowance methodology please tell us:

- for how long the company used this "life of loan" approach;

- the authoritative literature relied upon to determine that the "life of loan" approach is in accordance with US GAAP;

- whether the company changed its methodology from this "life of loan" approach; and

- if true, tell us when the company changed its methodology, describe the changes (e.g., assumptions, factors considered, discount rates, etc) and the rationale for such changes.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

                                                        Sincerely,

                                                        John P. Nolan
                                                        Accounting Branch Chief